Filed by IntercontinentalExchange, Inc.

(Commission File No. 001-32671)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

MANAGEMENT DISCUSSION SECTION

Alex Kramm, Analyst, UBS

All right. Let’s get started again, continue with the exchanges. I don’t think ICE needs much introduction. There’s been a lot of chatter here recently, especially after April 1st, when they launched a bid combined with NASDAQ for the NYSE Euronext, which we talked about earlier already. We will not have a breakout again because of time constraints, so why don’t we just get started quickly so you guys have time to ask questions after Jeff is done with his presentation.

Jeffrey C. Sprecher, Chairman and Chief Executive Officer

Alex, thank you very much. Let me just refer you to the Safe Harbor language that’s in our presentation. And I want to begin by introducing the company to you. IntercontinentalExchange is known by our ticker symbol, which is on the NYSE – I should give them a shout-out – and we’re known as ICE. And we’re one of the leading operators of global exchanges and clearing houses, and we’ve been able to position the company at the center of a lot of emerging trends, including global commodities trade, increased use of risk management, the advent of electronic trading and increased technology around trading, and now the move towards centralized clearing.

Over the last six years, we’ve grown our trading volumes at a compounded 30% annual rate, and through this year, 2011, we’ve posted record volume, record revenues, and record net income. So the consistency that we’ve been able to have, together with our strategic position in the markets and the alignment of these global trends, has resulted in ICE outpacing our sector, regardless of the economic conditions that we’ve been in.

We’ve long recognized at my company the value of providing clearing and technology for clearing, and so what’s happening now in the over-the-counter markets with the move for them to become more automated, transparent, and cleared has played into our product suite, and we have been able to be particularly responsive to customer demand in that area. We have also supported the market by rolling out a lot of new risk management tools ahead of broader recognition by some of our peers, and so that track record, which has led to a lot of organic growth along with prudent M&A, has provided us with exposure to many of the largest opportunities that exist in the exchange space today.

I want to walk through just quickly our unique positioning as a global financial services company – and I missed John Paulson’s remarks, so I hope we’re one of the ones he suggested you invest in – but we focus on four key areas right now to provide a full range of trading and risk management services. These include futures exchanges, over-the-counter markets, clearing houses, and pre and post-trade risk management tools.

In our futures segment, we operate four global futures exchanges, and our emphasis there is on energy and agricultural commodities, as well as financial commodities. And we operate two over-the-counter markets, one for energy trading and one for credit trading, and through these markets we serve the price discovery and transparent execution requirements of thousands of participants across these asset classes.

Equally as important, we operate now five clearing houses, three of them that we’ve acquired and two of them that we’ve built. And so we have been part of the pioneers in the over-the-counter markets for clearing OTC contracts, and we have deep experience as a leader in providing infrastructure to what now is becoming quite a dynamic sector.

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Talking a little bit about the diversity of our markets, as well as the consistent growth that that diversity has brought us, in 2010, roughly 60% of our revenues came from energy, futures, options, and over-the-counter trading, 15% from agriculture and financial trading, 14% from credit trading, and 11% from the sale of market data. These markets are spread across benchmarked products such as crude and refined oil products, sugar, coffee, cocoa, cotton, natural gas, coal, electric power, the U.S. Dollar Index, various equity indices, and carbon.

Our broad-based growth is due to the global relevance and expansion of the relevance of these products, and we continue to expand our reach. For example, we recently acquired the Climate Exchange, which reinforces our position in Europe, particularly with the utility sector, the people that buy power and gas from us, and that’s been able to drive more volume to our platform.

In South America, we recently established a new market in Brazil to also begin to focus on the energy markets. We have secular growth drivers in commodities that are affecting the demand of our customers and moving us deeper into the emerging economies as these economies are starting to feel price pressure and starting to do more hedging.

Let me just break our business down and talk a little bit about the futures exchanges. In the first quarter, our average daily futures volumes grew 24% year-over-year. This is right in line with our compound annual growth rate of 25% since 2006. The largest futures exchange we run is called ICE Futures Europe, which had its 13th consecutive annual volume record year in 2010. Our largest futures contract on that exchange is ICE Brent Crude, which is a grade of light sweet crude oil, and volume in that contract has quadrupled since we acquired it in 2001 and was up 36% in 2010.

Just last week, the volume in our Brent Crude contract, as you can imagine, with the dislocation in pricing in crude, hit a new daily record. Brent is the reference price for oil that’s delivered in the North Sea, and it’s pumped out of the ground at sea and put immediately into seaborne tankers, which means that it can be shipped immediately around the world, both East and West. As such, it’s become a global benchmark for crude oil, and experts note that it now serves to reference the price for about 70% of the physical oil contracts that are traded in the world.

We also trade a contract called Gasoil, which is heating oil delivered in Rotterdam, but this contract has become the price reference for middle distillates in Europe and Asia. It’s used to price jet fuel and diesel fuel, as well as heating oil, and Gasoil volumes have tripled since 2005. Last year it was up 46%. We also have sugar, coffee, cocoa, cotton, which are key benchmarks that trade in our futures markets. These volumes rose collectively 15% last year.

Moving out of the futures world into over-the-counter markets, you can see that these charts that we’ve been a leader in serving the vast OTC markets. Beginning in 2008, we diversified our business from energy OTC trading to include credit OTC trading, and much like the energy markets when we started our company, the credit markets remain a large addressable market, and they need clearing, they need automation and more transparency.

Today, our over-the-counter energy business stands at record volume levels, and it’s largely due to the same innovations that we created a decade ago. Since a decade ago, the volumes have grown eightfold and our commissions have quadrupled. In the first quarter of 2011, our average daily commissions in OTC markets have grown 18%, and we’ve seen growth this year continuing in the $1.5 million to $1.6 million-a-day range in OTC commissions.

Our CDS revenues were $39 million in Q1, and that includes $13 million from clearing. This is voluntary clearing that is being done largely by the large banks as they clean up their balance sheets well ahead of the implementation of Dodd-Frank. And we’ve seen solid growth in the clearing revenues that we receive from clearing credit, and coupled with our ability now to start declining the expenses as our investment in our clearing house is starting to pay dividends.

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One of the things I’m often asked is can we sustain our continued track record for growth, and the reality is that the rising demand for commodities is well documented and only continues to rise. The growth from the emerging economies, such as China, India, and Brazil, continues to drive demand and put uncertainty into the supply and demand infrastructure of commodities. Along with that new demand comes the need to grow, produce and/or deliver the physical products at an ever-increasing pace, and while managing the risk for people that are moving into supply and demand infrastructure, they continue to turn to our markets.

The immaturity of the commodities markets relative to many of the financial markets and the slope of the increasing sophistication of many of our customers is very distinct from some of the more mature businesses, and as a result, we’ve been able to exploit our leadership role and drive new business.

And the last point I want to touch on here are the indicators of the health of our markets. We receive questions every day about how healthy our markets are, and we continue to have record open interest, including record open interest in the energy complex which, as we’ve seen, for those who followed it last week, had tremendous volatility.

The specific drivers of our growth you can see are our increasing exposure to the growth areas in terms of products, customers, and geography. In 2010, roughly 47% of our revenues came from outside of North America. So, for a small company that I started in Atlanta, Georgia a decade ago, it’s tremendous to see half our revenues now outside the U.S. That number is up from the year before, and it’s largely a result of having a range of products that are increasingly being viewed as the global benchmarks.

Today, our energy futures business trades roughly 50% of all the crude oil and refined products futures in the world, and this is up from about a 25% market share in 2001 when we first took over the business. Another example of growth that’s going on is our Climate Exchange acquisition, which gives us exposure to the carbon markets, and it’s one of the newest markets globally.

Another differentiator in our growth is our solid commercially oriented customer base. In our over-the-counter markets, more than half of our revenues are generated from commercial customers. Many of our successful new product concepts are actually developed by our customer base and has allowed us to have a very, very close relationship with the commercial industry that hedges on our system.

I want to talk a little about our strategic approach on how we address our markets. We diversified our business across these five asset classes that I’ve mentioned. That’s up from four major asset classes just a couple years ago, and we cover some of the most attractive products that the exchange business holds today. We continue to deliver on new products. We’ve recently launched coal trading, for example. We’ve recently moved into continental European natural gas trading. I mentioned carbon trading. And so all of these are markets that are needed by utilities, by people that are in basic infrastructure in markets.

In the U.S. over-the-counter markets, we continue to have new customers join us. Our contracts that we trade here, U.S. power, natural gas, and the like, have been slightly slower growth because of the slowdown in the U.S. economy, but because we are a global market, we’ve been able to more than offset that and grow through the economic downturn.

Last year, we announced nearly 100 new cleared energy contracts that we’ve launched, taking the total to about 370 contracts that we list for trading and clearing, and these new contracts last year contributed $25 million in new product revenue against almost no increased expense. As a result – and we discussed on our recent earnings call last week that this year, we intend to launch 200 new over-the-counter contracts for clearing and trading.

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We’ve been a leader in the over-the-counter markets since we started the company, and you can see the growth on this slide. Over the last eight years, we took our energy swaps business from being about 2% cleared, to today, 96% of the contracts that we trade go through our clearing house. And while we took contracts from a bilateral OTC market to a cleared market, we grew volumes dramatically.

The transition to clearing in the energy markets followed a dramatic turndown in 2002 after the Enron collapse, and after which the markets recovered, more regulation came in, and frankly, the number of participants grew, the product innovation grew, the stability of the system grew, and our volumes grew. We are looking to a similar infrastructure in the credit markets. We continue to see particularly the credit default swap market move towards clearing. We lead the industry by every metric on clearing credit default swaps. We’ve now cleared $17.8 trillion worth of CDS, and we offer clearing for 295 unique different swaps contracts.

I want to talk a little about our ability to develop technology across trading and risk management because we’ve really been successful by taking new technology to the market. Together with the performance and scalability of our systems, we have a very modern architecture that allows us to efficiently maintain technology leadership in terms of speed, in terms of the functionality, and in terms of the reliability. And we do that at a fraction of the cost of our competitors, and frankly, because we started this company during the Internet era.

We leverage personal computers. We leverage cloud computing, the Internet, and now increasingly mobile device computing to this end, and as a result, we continue to grow faster than our peers. Our trading platform today executes trades in under 1 millisecond and probably has the highest level of reliability and consistency of anybody in the industry.

In addition, we built the technology behind two new clearing houses, both of which have quickly become leaders in their space, and I can tell you the technology for clearing credit default swaps is incredibly complex. The risk and workflow movements in that market, which we had to basically invent after the 2008 economic turndown, is a testament to the strong technology team that we have.

I want to finish my prepared remarks and talk a little bit about the operational and investment efficiency of the company. On the point of consistency, we’ve grown revenues and adjusted EBITDA annually, and achieving growth rates of 38% and 37%, respectively, on a compound annual basis since year 2005. And we’ve been able to do that through, obviously, a very difficult economic cycle, and as a result, we have a very healthy business mix. We have a very healthy commercial customer mix.

In 2010, we surpassed the $1 billion revenue mark for the first time in our history. And then in the first quarter of this year, we’ve recorded record revenue and earnings, and we’ve continued to generate very strong growth in our cash flow. We expect to continue to grow our revenues at a double-digit rate going forward, with expenses growing in single-digits for 2011. So the expectation is the bottom-line will continue to grow faster than our top-line revenues.

You can see that we generate very strong cash flow, and we’ve demonstrated the ability to reinvest our cash flow in the company through strategic M&A. We have 17% return on invested capital. That’s well ahead of others in our sector and well ahead of our own 10% to 11% cost of capital. So, in addition and as a result of stock repurchases over the last couple years, we have a payout yield that approaches about 2%. These returns also compare very favorably to any growth company you can pick in the S&P 500, regardless of sector.

We consistently evaluate the best use of our cash flows, and we consistently look at our balance sheet. And in this dynamic market landscape, we have a very solid opportunity to take advantage of

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opportunities, like the opportunity to partner with NASDAQ to make a bid for NYSE. And because we’ve already begun to prepare for the market evolution that’s underway with Dodd-Frank in the U.S. and with the EMIR legislation, which is similar, in Europe, we believe that we can have relatively steady capital investment going forward.

Touching on Dodd-Frank a little bit, we continue to make progress in providing solutions for the financial reform that will take place in this country in July. We’re moving quickly to help customers prepare. We have a large team that’s been working with the industry and with regulators to provide solutions for clearing for these new things called swap execution facilities, and to build a swaps data repository.

Our preparedness for the upcoming rulings is a good indicator of the unique ability that my company has to anticipate change and to help our customers adapt to change. Not only have our solutions been widely adopted in advance of financial reform, but they’re being relied upon by a growing number of customers in our markets. We are fortunate that the company was built on a promise of transparency, of security, and of real-time information flow, and as such, these are the drivers behind Dodd-Frank and EMIR legislation in Europe, and increasingly, it’s playing to our hand.

I’d be remiss if I didn’t talk a little bit about what I mentioned was the offer to buy NYSE. We put a offer on the table with NASDAQ that is a superior and higher-value proposal than what NYSE had contemplated with its potential merger with Deutsche Börse. Under that deal, ICE would acquire the London International Financial Futures Exchange – the LIFFE business, as it’s known – and NASDAQ will acquire the cash equity and the technology businesses of NYSE.

The chart that I wanted to show you here shows how this would diversify ICE and would diversify NASDAQ, and what the businesses would look like as a result, and would actually provide us with more diversity than the NYSE would have with Deutsche Börse, creating two pure play exchanges for the NYSE shareholders to own – ours in derivatives exchange and NASDAQ in equities exchange – that can then be properly priced by the market, and unlike the proposed deal with NYSE, which would get a conglomerate discount.

So let me just recap: our strong positioning that’s based on our long-term growth drivers, which are the globalization of markets, the rising demand for the commodities and commodity risk management, the move towards clearing and trade automation, and the addition of new products and markets from a management team that’s been incredibly innovative.

Our business provides a strong framework for addressing new opportunities. We continue to attract new customers as a result of our entrepreneurship. The leadership positions that we have in the over-the-counter markets are enabling us to play in the transition of OTC contracts into standardized and cleared contracts, and that’s happening well in advance of financial reform.

As I mentioned, we’ve cleared $17.8 trillion of over-the-counter credit default swaps ahead of Dodd-Frank, and we continue to believe that that infrastructure will open up ways for us to continue to expand. We’ve coupled very strong expense discipline with operating leverage that we believe sets us apart, and we have strong volume and open interest trends that are going on in our business -frankly, continuing in our business.

So, with that, I’d like to say thank you for listening to my prepared remarks, and I’ll turn the microphone back to Alex, and you can lead Q&A, if you like.

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QUESTION AND ANSWER SECTION

<Q – Alex Kramm>: Sure. So, just to remind everyone, there will not be a breakout, so if you have questions, ask now. So while the mike goes around, let me actually just start with one. I guess it’s both an M&A and a base business question, but now obviously you are – you talked a lot in your presentation about the growthiness of your company, your focus on energy commodities and how you, from my perspective, really are in the best business to be in right now from an exchange perspective. And that growthiness has certainly given you a premium multiple, at least for the most part, in the space. Now, how do you ensure that if you are successful in your bid and get the Liffe business, that you will continue to be that innovative company that gets that premium? I appreciate the cyclical nature of the interest rate business, but from a secular perspective, you’re going to be a lot bigger and it’s going to be a lot harder to keep that growth profile, so how are you going to make it happen?

<A – Jeffrey Sprecher>: It’s a very good question, and it’s one that my board debated a lot before doing the bid and one I’ve been talking with our shareholders a lot about. I think that Liffe has been an underperforming business, so I mentioned last week on my earnings call that we’ve actually been in conversations, hoping to try to get control of the company, for many years. It’s been locked in the London Clearing House, which has a lot of inflexibility, and it’s very difficult to launch new products through LCH. It’s one of the reasons we left London Clearing House. And it’s been locked on the LIFFE CONNECT platform that, for many years, it’s promised to move off of but hasn’t, because of changes in ownership and other things hasn’t been able to accomplish yet.

So we think simply putting it in a better clearing environment with better, more widely distributed and easier-to-access technology, you start to unlock value. What you would do with the business is the same thing we’ve done with our U.K. energy business. You take it more global. You launch many more new products, and you start to put it next to clearing of the over-the-counter markets in related contracts where you can get capital efficiencies. Basic blocking and tackling, but we think Liffe is starting from a very low base.

I do agree with you, Alex, that this is probably a cyclical low for the interest rate business and you’ve got a few years of organic growth, regardless of who owns the business, build into it. It’s why we offered a full and what I think fair price for the business, because we wanted to be honest about the fact that we think that company, on its own, has growth ahead of it.

<Q – Alex Kramm>: Well, I’ll stay on the topic, you just said you paid a full price – or you intend to pay a full price, but at the same time, I think you’re making the case that there’s a lot of growth there.

<A – Jeffrey Sprecher>: Right.

<Q – Alex Kramm>: And I think on your earnings call and I think in other conversations, you’ve been saying that it’s actually – when you really look at it, it’s actually a cheap asset. So, given – and we asked NASDAQ the same thing earlier today, with given that the other side is not just going to stand around and look at this offer, and it’s certainly going to respond with something over the next eight weeks, just wondering how big is your appetite? What kind of financial flexibility do you have? You obviously, as you said, have a very strong balance sheet. And so how – I guess I don’t know if it’s a fair question, but how far are you willing to go, I guess?

<A – Jeffrey Sprecher>: Amazingly unfair question is what it is. Let’s call it what it is. Let me just say that my style, the style of the company that I work for is that we’re very disciplined in the way we approach M&A. We talked about in this presentation formally our return on invested capital. We use that metric quarterly to talk about our business. It’s important to the way we think about M&A, and we’re not interested in doing anything that would be value-destructive for my shareholders.

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The company doesn’t actually have to do anything, which is partly, I think, what you’re alluding to. We’ve positioned it very, very well. We’ve got a lot of organic growth going on inside the company right now. We’re well positioned for this change in legislation. So we really don’t have to do any M&A. We’re being purely opportunistic. I’ve been open about that. The opportunity to buy Liffe at a fair price is not something that’s going to come along very often, probably once-in-a-lifetime opportunity. And it’s owed to the unique position that we’re in right now with NASDAQ and NYSE potentially being able to come together in the aftermath of the Flash Crash and the fragmentation of the U.S. equity markets.

Beyond that, we put a bid on the table that has a lot of equity to it. That is an expensive way to buy a company, using your equity. We have the ability to lever up if we wanted to. That doesn’t mean to pay more, but to change the consideration between debt and equity. However, this could take a long time to play out. There could be a lot of machinations in the stock market between now and when we ultimately think we may have an opportunity to sit down with the NYSE board. So we wanted to maintain some flexibility to make sure that, if there were market changes, that they were reflected in our stock and the target stock.

But beyond that, I think if we entered into a negotiation, we could certainly think about a different form of consideration or mix of cash and equity. Regardless of how this transaction works out, ICE has almost no debt, has tremendous capacity to take on debt, and so we continue to look at our own balance sheet and opportunities in front of us and balance the capital structure needs. I think as we move forward and as we’re maturing, you’ll see us find the right balance.

<Q>: [ph] Just a broad question (28:11).

<A – Jeffrey Sprecher>: Sure.

<Q>: [inaudible] (28:16)

<A – Jeffrey Sprecher>: Does that mean no?

<Q>: [Question inaudible] (28:24)

<A – Jeffrey Sprecher>: Yeah, my...

<Q – Alex Kramm>: Can you repeat the question [ph] so everyone can hear it (28:28)?

<A – Jeffrey Sprecher>: Yeah. So for the audience, the question was give my assessment of Dodd-Frank. I run markets, and so I’m actually a free market guy, and I believe that the markets solve for problems, and so I’m not a fan of prescriptive regulation generally, so I just say that as a bias that I have personally. But I think that what Dodd-Frank is intending to do, the underlying intent is actually correct, which is to provide more transparency, to provide more clearing. People have argued that by putting derivatives into clearing houses, we’ve created just another too-big-to-fail entity. But the reality is that – for example, in credit default swaps, we’ve taken in $17 trillion, almost $18 trillion worth of CDS. And by netting them, making them fully fungible with one another and then netting them – standardizing the contract, making them fungible and netting them, we’ve taken some $18 trillion down to about $1 trillion in net risk.

So while you’ve trapped that $1 trillion of risk in a single entity, the risk is substantially smaller than the way it existed in the marketplace. And when it existed in the marketplace, ala at Lehman Brothers on a Sunday afternoon when the industry is debating whether or not it should be saved, we can see the risk on a real-time basis in that clearing house. You can’t see it on the Sunday afternoon in the offices of the Fed. So I think it’s exactly the right trend. I think the market was

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heading to solve that trend on its own, and regulators are simply trying to be a little more prescriptive about how it does that.

I’m amazed to watch the markets in the aftermath of Enron move voluntarily to clearing, voluntarily to more standardization, voluntarily to more transparency without the hidden hand of government there – or the not so hidden hand of government. So I think the markets would heal on their own, but obviously regulators want to push that along. So we’ve been cooperative, tried to be helpful, tried to make a lot of recommendations that came out of our own experience. We’re one of thousands of people that have done that, but I do think – I do feel like we’ve made a contribution and regulators have listened to us in many key areas.

<Q>: [ph] Just a brief follow-up, then [indiscernible] (31:00)

<A – Jeffrey Sprecher>: I think it will – sorry I answered such a long question, but the question is [ph] do I think will be a plus – positive or negative (31:10). I think it’s a big positive, and I laugh a lot because every company that I see in the financial services space tends to say Dodd-Frank, for example, is a big winner for them, but I really believe that what the legislation is trying to do here and will ultimately do in Europe is to push these markets into organized trading venues and clearing houses, and the incumbents are in a tremendous position to benefit, and ICE specifically because of our deep understanding of the over-the-counter markets, more so than any other company.

Go ahead.

<Q>: Thanks. I’ve got two questions, please. And the first one’s just on carbon trading in Europe and the potential for carbon’s become globally fungible as an either OTC or exchange traded instrument. The second question I’ve got is around Basel III and central counterparty risk weights. It’s very, very favorable for banks and others to obviously use central counterparties under Basel III, but it’s one of the elements that seems to be not finalized yet, and that risk weighting could change quite materially. Just wondering what that might do to the growth of open interest in the central counterparty?

<A – Jeffrey Sprecher>: Sure. The first question was talk a little about carbon – the carbon markets, global carbon markets. What’s been interesting is that we serve the European carbon markets. That is a growth area. I think it was up 22% volume growth last year and continues to do well. The European Union, in the face of the economic downturn, did not back away from carbon trading, and in fact is moving to implement the next phase of carbon trading, which will bring more participants under the umbrella of being required to trade emissions, like the airlines and the transports will now be hedging carbon. And, similarly, they are moving increasingly towards a free market where carbon credits that are created by government will be put into auctions, as opposed to allocated, further reinforcing the free market nature of pricing carbon.

There is a movement towards creating a United Nations type carbon contract that would be fungible across countries. I suspect that’s lost some steam, given that the U.S. is still debating our carbon footprint. I would suggest to you that China – we have a lot of contact and doing a lot of work in China, and China is moving towards some type of cap and trade allocation for carbon, frankly because it meets their internal goals of trying to control the growth of the use of fossil fuels and also pollution that is difficult for them to allocate, and they may, frankly, use the free markets to do that within China.

So you can imagine if Europe and ultimately China stay on board with some kind of organized carbon trading, that the rest of the world may ultimately get drawn into it. This will take a while to play out, but we’re actually quite amazed at the resiliency of the European carbon markets and the fact that that group of countries continues to press forward. Your second question was...?

<Q>: Basel III.

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<A – Jeffrey Sprecher>: Basel III, so in Basel III, banks are going to have risk-weighting, and the theory is that if you put OTC assets into clearing houses, you’ll have to hold less capital than if you hold them bilaterally. So when I mentioned that I’m not a fan of prescriptive regulation per se, something as subtle as that coming out of Basel probably would have been enough to jumpstart the voluntary movement of – and maybe in the case of banks, not so voluntary, but the voluntary movement on the rest of the industry to follow the banks into clearing houses. There is some discussion in Basel that there will be a capital charge for contracts you have in a clearing house. So above and beyond the margin that you would post at a clearing house, you would have to have additional capital outside of the clearing house.

Now, that’s kind of a controversial thing in that it’s not really there necessarily for pure margin or capital relief, but there is a sense that managers should be aware of how much position they have in a clearing house, and by having to deal with their own balance sheet with some charge, that it will keep the treasury and senior management focused on the size of their collective margin in the clearing house. I don’t know that I necessarily subscribe to that, but I think the important thing for us is, as long as there’s a delta between the bilateral and the cleared, it will continue to bias things towards clearing.

Alex Kramm, Analyst, UBS

All right. I think we’re actually out of time. So, Jeff, thanks for coming.

Jeffrey C. Sprecher, Chairman and Chief Executive Officer

Great. Thank you, Alex. Thank you, all.

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Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, transaction premiums, growth, integration success, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about proposed transaction structures and future corporate reorganization and restructuring, (iii) statements about the implementation dates and benefits of certain strategic initiatives, (iv) statements about future management skills and operational quality, (v) statements of belief or expectations regarding the certainty of the proposed transaction or other pending transactions, (vi) statements about chances of success in obtaining necessary regulatory approvals, (vii) statements regarding future strategic or business plans, (viii) statements about integrations of recent acquisitions, (ix) statements of belief or expectations relating to future branding or brand recognition, (x) statements about market share or market leadership, and (xi) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is for informational purposes only and does not constitute an offer to exchange, a solicitation of an offer to exchange, a proxy statement, or a registration statement with respect to the joint proposal by NASDAQ OMX and ICE to acquire all outstanding shares of common stock of NYSE Euronext. Such documents are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENTS, OFFER TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND THEIR AFFILIATES WILL

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FILE WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUSES REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations or, in the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, if and when it becomes available, and the other relevant documents filed with the SEC.

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